SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For May 5, 2004

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes     |_|     No      |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                          1st Quarter Results


   MUNICH, Germany--(BUSINESS WIRE)--May 4, 2005--

Allianz AG: Preliminary Group Figures for first quarter 2005

Preliminary Group Figures for first quarter 2005

In the first quarter 2005, the positive earnings trend of the 2004 business year continued. According to preliminary figures, net income exceeded EUR 1.1 billion. In accordance with IFRS accounting standards, which apply from this year on, this figure no longer includes goodwill amortization. Net income increased by around 30 percent compared to the same period of the previous year, after appropriate adjustments. This increase in net income is a result of improvements in the operating business.

The combined ratio ( 1) decreased by over 3 percentage points compared to Q1 2004 to around 92 percent.

The Allianz Group posted strong growth in Life & Health and Asset Management. Internal growth was about 10% in both Life and Asset Management. Assets under management for third parties rose by around 7 percent compared to year-end 2004.

In Banking, the operating result was about EUR 240 million, though revenues fell slightly. According to preliminary figures, Dresdner Bank accounted for about EUR 230 million of the Group result. Dresdner Bank is thus well on its way to earning its cost of capital in 2005.

The complete interim report for the first quarter 2005 will be disclosed on May, 13, 2005, as published in the Finance Calendar.

(1) claims incurred plus expenses divided by premiums earned in property and casualty

These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG"s filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

No duty to update

The company assumes no obligation to update any information contained her

WKN: 840400; ISIN: DE0008404005; Index: DAX-30, EURO STOXX 50 Listed: Amtlicher Markt in Berlin-Bremen, Dusseldorf, Frankfurt (Prime Standard), Hamburg, Hannover, Munchen und Stuttgart; EUREX; Swiss Exchange; London; Paris; NYSE

   Short Name: Allianz AG
   Category Code: QRF
   Sequence Number: 35449
   Time of Receipt (offset from UTC): 20050504T062839+0100


    CONTACT: Allianz AG

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ALLIANZ AKTIENGESELLSCHAFT


                                        By:    /s/ Dr. Reinhard Preusche
                                               ---------------------------------
                                               Dr. Reinhard Preusche
                                               Group Compliance



                                        By:    /s/ Dr. Giovanni Salerno
                                               ---------------------------------
                                               Dr. Giovanni Salerno
                                               Group Compliance


Date:    May 4, 2005